EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except earnings per share data)




Primary and Fully Diluted
Earnings per Share:

                                Three Months ended       Nine Months Ended
                                   September 30,             September 30,
                                 1997        1996         1997       1996

Net income/(loss)                $25        ($221)       ($161)     ($638)

Net income/(loss) per share     $.00        ($.02)       ($.01)     ($.05)

Weighted average common
    shares outstanding        12,604       12,602       12,603     12,596